UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52532

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 AND ENDING 06/30/2021
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEWOAK CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 COLUMBUS CIRCLE, 15TH FLOOR
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hasnain Naveed 212-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 9th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ron D'Vari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEWOAK CAPITAL MARKETS LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Chairman, Manager

Title

KEVIN C CHILDS
Notary Public - State of New York
NO. 01CH6267728
Qualified in New York County
My Commission Expires 08/20/2024

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NEWOAK CAPITAL MARKETS, LLC

Audited Financial Statement

With

Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2021

NEWOAK CAPITAL MARKETS, LLC
JUNE 30, 2021

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
NewOak Capital Markets LLC

OPINION ON THE FINANCIAL STATEMENT

We have audited the accompanying statement of financial condition of NewOak Capital Markets LLC (the "Company"), as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

BASIS FOR OPINION

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

September 29, 2021

NEWOAK CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

ASSETS		
Cash	$	77,300
Receivables from clearing broker		85,007
Fees receivable		80,000
Other assets		3,808
TOTAL ASSETS	$	246,115
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	5,336
TOTAL LIABILITIES		5,336
MEMBER'S EQUITY		240,779
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	246,115

See accompanying notes to financial statement

NEWOAK CAPITAL MARKETS, LLC
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2021

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

NewOak Capital Markets LLC (the "Company") is a limited liability company organized under the laws of the state of Delaware on December 30, 1999, wholly-owned by NewOak Securities Holding LLC. NewOak Securities Holding LLC is owned by NewOak Capital Holdings, L.P. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company engages in securities brokerage and execution services. The Company may also engage in principal transactions as well as private placements.

Basis of Presentation

The accompanying financial statement have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity

The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the issuance of these financial statement. In connection with the Company's assessment of going concern considerations in accordance with FASB's Accounting Standards Update ("ASU") 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Parent that are sufficient to fund the working capital needs of the Company through one year from the issuance of these financial statements.

Revenue Recognition

ASC Topic 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investment Banking Income

Investment banking income consist of success fees, retainer fee income and advisory fees from the Company's operations. Retainer fees are earned monthly/quarterly with the passage of time as the Company provides placement or advisory services to its customers. Advisory fees are short-term engagements where the Company provides advice or guidance to a customer on a specific deal. Advisory fees are recognized over the life of the agreement. Success Fees are recognized at the closing of a deal or private placement, once all of the Company's performance obligations have been satisfied and the Success Fess can be valuated.

Disaggregation of Revenue

All of the Company's revenues, for the year ended June 30, 2021, are disaggregated in the Statement of Operations.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Receivables are reported in the statement of financial condition. There was a fees receivable balance of $120,000 as of July 1, 2020 and $80,000 as of June 30, 2021.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract assets are reported in the statement of financial condition. As of July 1, 2020 and as of June 30, 2021, there were no contract assets.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of July 1, 2020 and as of June 30, 2021, there were no contract liabilities.

Income Taxes

No provision for income taxes has been recorded in the accompanying financial statement.

The Company is a single member limited liability company and a disregarded entity for tax purposes. The Company is ultimately owned by a partnership, NewOak Capital Holdings, L.P., whose income earned is passed through to the underlying partners and therefore is taxed as a partnership. Accordingly, the taxable income or loss of the Company is included in the New York City Unincorporated Business Tax ("UBT") tax return of the Parent.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes (continued)

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

At June 30, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal, New York State and New York City income tax audits for all periods subsequent to 2017.

Use of Estimates

The preparation of financial statement and related disclosures in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of income and expenses during the reporting period. Accordingly, actual results could differ from those estimates and such differences could be material.

Recent Accounting Pronouncements - Financial Instruments-Credit Losses

In June 2016, the FASB issued Accounting Standards Update "ASU" No. 2016-13, Financial Instruments - Credit Losses (Topic 326). The ASU introduces a new credit loss methodology, Current Expected Credit Losses (CECL), which requires earlier recognition of credit losses, while also providing additional transparency about credit risk. Since its original issuance in 2016, the FASB has issued several updates to the original ASU. The CECL methodology utilizes a lifetime "expected credit loss" measurement objective for the recognition of credit losses for loans, held-to-maturity securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are adjusted each period for changes in expected lifetime credit losses. The methodology replaces the multiple existing impairment methods in current U.S. GAAP, which generally requires that a loss be incurred before it is recognized.

For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from clients), the Company has concluded that there are de minimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses. On July 1, 2020, the Company adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in member's capital.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2021, the Company had net capital of $156,971, which was $56,971 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital was 3.40%.

NOTE 3 – OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In addition, the receivable from the clearing broker is pursuant to the aforementioned clearance agreement and include a clearing deposit of $50,000 held at the clearing broker.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management does not believe there are any open matters that will materially impact the statement of financial condition.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other brokers is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The Company did not engage in any principal transactions for the year ended June 30, 2021.

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2021, the amount in excess of insured limits was $0.

NOTE 6 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of paragraph (k)(2)(ii) as it clears all customer transactions through another broker-dealer on a fully disclosed basis.

NOTE 7 – RELATED PARTY TRANSACTIONS

For the year ended June 30, 2021, the Parent forgave $9,834 of debt that was owed to it by the Company, which was treated as capital contributions to the Company.

Direct Expenses
The Company has an service agreement for direct expenses with its Parent Company. The Parent provides senior management, executive oversight, personnel employed by Parent and other administrative services that provide value to and benefit the Company. The Parent also provides the Company with office space, computer equipment, photocopiers and other office equipment and supplies. For the year ended June 30, 2021, there were no allocations for direct expenses.

Indirect Expenses
The firm's management maintains a separate schedule of indirect expenses, outside of the books and records of the Company. For the year ended June 30, 2021, the following expenses were data storage, maintenance and cloud service, IT services, email maintenance, website maintenance, telephone and internet and legal. For the year ended June 30, 2021, there were no allocations for indirect expenses.

Legal Matters
In January 2020, the Company and its related entities received a subpoena from the SEC. The subpoena to the Company was for document production only. NewOak Capital LLC, the owner of the Parent company, retained legal assistance to assist and advise the Company and its related entities and in responding to this subpoena. All of the legal services were invoiced to, and paid for by, NewOak Capital LLC. As the Company's inclusion in the subpoena was solely due to its common ownership with the related entities, NewOak Capital LLC determined that it was not appropriate to allocate any of the related legal fees to the Company related to responding to the subpoena.

NOTE 8 - RISKLESS PRINCIPAL ACCOUNT

The Company maintains positions in two securities in its riskless principal account. Both positions have no value as there is no bid or market for them.

NOTE 9 - RISKS AND UNCERTAINTIES

Management continues to evaluate the impact of the COVID-19 pandemic on the industry and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company's financial position, results of its operations and/or its cash flows, the specific impact is not readily determinable as of the date of these financial statement. The financial statement do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date which the financial statement was available to be issued. No events were noted which would require recognition or disclosure in the footnotes to the financial statement.